					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended
	2013	2014	2015	2016	2017	September 30, 2018
Income from continuing operations before income tax (1)	$908.0	$820.6	$726.0	$1,064.1	$1,305.6	$1,053.8
Equity in the income of investees	(18.6)	(14.6)	(10.6)	(8.3)	(8.8)	(9.2)
Cash distributions received from equity investees	14.4	8.8	10.7	9.5	9.3	9.6
	903.8	814.8	726.1	1,065.3	1,306.1	1,054.2

Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	96.5	109.5	274.9	219.1	235.1	186.0

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	78.6	79.7	95.7	97.1	104.6	88.2

Total fixed charges	175.1	189.2	370.6	316.2	339.7	274.2

Earnings before income taxes and
fixed charges	$1,078.9	$1,004.0	$1,096.7	$1,422.9	$1,645.8	$1,328.4

Ratio of earnings to fixed charges	6.16	5.31	2.96	4.50	4.84	4.84

(1) The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) on January 1, 2018, using the full retrospective method. The 2017 and 2016 amounts have been adjusted to conform with the current year presentation. Amounts prior to 2016 have not been adjusted. See Note 1 – Basis of Presentation for more information.